

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2014

<u>Via E-mail</u>
Michael A. Noel
Chief Executive Officer
NCM Financial, Inc.
Rosewood Court
2101 Cedar Springs Road, Suite 1050
Dallas, TX 75201

> **Re: NCM Financial, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 3, 2014**
> **Response dated July 25, 2014**
> **File No. 333-193160**

Dear Mr. Noel:

We have the following comment after reviewing your response dated July 25, 2014 and the above-referenced registration statement. Unless otherwise noted, where we reference prior comments we are referring to our letter dated July 21, 2014.

<u>Financial Statements for the years ended December 31, 2013 and 2012</u>

<u>Statements of Stockholders' Equity(Deficit), page F-4</u>

1.   We acknowledge your response to prior comment 1. Your response outlines the assumptions and methodologies used to estimate the fair value of the shares of common stock issued in exchange for the services received. Those assumptions appear to be subjective and uncertain due to the stage of your development. That is, it appears that the fair value of the services received would be more determinable. Indicate the value of those services if cash had been paid. Tell us what the service charge would be based on the hours of services provided and fee per hour.

You may contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on the financial statements and related matters, please do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen G. Krikorian
Accounting Branch Chief

cc: <u>Via E-mail</u>
       Gregg E. Jaclin, Esq.
       Szaferman Lakind Blumstein & Blader, PC